UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

Supplemental Retirement Plan of Piedmont Aviation, Inc.
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements

Statements of Net Assets Available for Plan
Benefits as of December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available
for Plan Benefits for the years ended
December 31, 2002 and 2001	3

Notes to Financial Statements	4 - 11

Exhibit	12

Signature	12

Independent Auditors' Report

The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the financial statements, US Airways Group, Inc. and its subsidiaries including US Airways, Inc., the Plan's Sponsor, emerged from bankruptcy protection on March 31, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

July 9, 2003

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Statements of Net Assets Available for Plan Benefits
	December 31,
	2002	2001
Assets
Plan interest in Master Trust	$30,329,130	$40,757,513
Net assets available for plan benefits	$30,329,130	$40,757,513

See accompanying Notes to Financial Statements.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Statements of Changes in Net Assets Available for Plan Benefits
	Years ended December 31,
	2002	2001
Additions to (reductions in) net assets attributable to:
Plan interest in Master Trust - investment loss	$(5,887,229)	$(10,020,721)

Deductions from net assets attributable to:
Benefits paid to participants	4,540,898	3,250,975
Administrative expenses	256	-
Total deductions	4,541,154	3,250,975
Net decrease	(10,428,383)	(13,271,696)

Net assets available for plan benefits:
Beginning of year	40,757,513	54,029,209
End of year	$30,329,130	$40,757,513

See accompanying Notes to Financial Statements.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

1.      Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (IRC), as amended. Certain former employees of Piedmont Aviation, Inc. (Piedmont) are covered by the Plan. In November 1987, Piedmont was acquired by US Airways Group, Inc. (US Airways Group). In August 1989, Piedmont was merged into US Airways, Inc. (US Airways or the Company), a wholly owned subsidiary of US Airways Group. As part of the merger, the Plan was frozen as to additional contributions after August 1, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust and the Empire Airlines Inc. Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group is the issuer of certain common stock securities held pursuant to investment options under the Plan.

On August 11, 2002, US Airways Group and seven of its domestic subsidiaries (collectively, the Filing Entities), which account for substantially all of the operations of US Airways Group and its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court). During the pendency of the Chapter 11 cases, the Company continued to operate its business under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. See Note 9 for further discussion on the Company's Chapter 11 filing.

        (b) Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

        (c) Investment Options

The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

During 2002, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

On June 27, 2002, the Company appointed Aon Fiduciary Counselors, Inc. as an independent fiduciary to manage the Company's common stock held as in investment in the Plan. In its role as the independent fiduciary, Aon Fiduciary Counselors, Inc. has the authority to continue, restrict, or terminate the investment of Plan assets in the Company's common stock. Effective August 9, 2002, shares in the US Airways Common Stock Fund were unavailable for investment to participants. On March 31, 2003, all outstanding stock of US Airways Group was cancelled.

         (d) Participant Withdrawals

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

        (e) Payment of Benefits

Upon termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. The normal form of benefit payment is a 50% joint and survivor annuity if married and single life annuity if single. Optional forms of payment include the ten year certain and life annuity; 50%, 66 2/3% or 100% joint and survivor annuity; monthly installments; or lump sum annuity. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

(f) Administrative Expenses

Administrative expenses of the Plan are paid from the trust, unless the Company elects to make payment.

2.      Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statements of changes in net assets the Plan's interest in Master Trust investment loss, which consists of the realized gains or losses and unrealized appreciation (depreciation), interest and dividends on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date. Interest and dividend income are recorded on the accrual basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

3. Investment in Master Trust

The assets of the Plan are maintained in a master trust with the assets of several other defined contribution plans sponsored by US Airways. In addition, the assets of certain investment options are commingled with certain assets of other defined contribution plans sponsored by US Airways which are not included in the master trust. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in these commingled funds.

The Plan's share of changes in the trust and the value of the trust have been reported to the Plan by the trustee as having been determined through the use of fair or contract values for all assets. As of December 31, 2002 and 2001, the Plan's interest in the master trust was approximately 3.5% and 3.8%, respectively.

(this space intentionally left blank)

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

     The following table presents the fair or contract values of the investments in the master trust:

	December 31,
	2002	2001
Shares in registered investment companies	$617,657,913	$791,264,416
Shares in money market fund	95,166,811	67,085,095
Guaranteed investment contracts	70,793,152	55,434,216
US government securities and US investment
grade fixed income securities	42,412,417	31,396,620
Participant loans	33,781,754	38,680,407
US Airways stock	2,346,790	-
US Airways Common Stock Fund	-	92,035,237
Total	$862,158,837	$1,075,895,991

     Investment loss for the master trust is as follows:

	Years Ended December 31,
	2002	2001
Net depreciation in fair value of investments	$(258,011,129)	$(394,416,500)
Interest	2,968,430	3,012,986
Dividends	10,146,919	16,008,968
Interest income of participant loans	2,941,375	3,546,166
Net investment loss	$(241,954,405)	$(371,848,380)

     The Plan's share of investments of the master trust which represent 5% or more of the Plan's net assets were as follows:

	December 31,
	2002	2001
Investments:
Fixed Income Fund	$11,391,354	$11,602,626
Fidelity Magellan Fund	6,146,681	9,929,910
Fidelity Equity Income Fund	3,391,634	5,145,805
Fidelity Spartan U.S. Equity Index Portfolio	2,671,886	3,930,469
Fidelity Capital Growth Mix Portfolio	1,567,963	2,130,052

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

4.      Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of Guaranteed Investment Contracts (GICs) with certain insurance companies of $11,391,354 and $11,602,626 at December 31, 2002 and 2001, respectively. The GICs are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2002 and 2001 was $132,187,301 and $105,520,920, respectively. The average portfolio crediting interest rate was approximately 4.3% and 5.5% at December 31, 2002 and 2001. The portfolio average yield was approximately 5.0% and 5.8% for the years ended December 31, 2002 and 2001, respectively.

For GICs with variable rates (approximately 90 percent and 83 percent of the portfolio at December 31, 2002 and 2001, respectively, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2002 and 2001. The fair value of the portfolio was $124,690,864 and $107,999,079 at December 31, 2002 and 2001, respectively.

5.      Related Party Transactions

Certain Plan investments which total $27,221,602 are managed by the trustee; therefore, these transactions qualify as party-in-interest.

6.      Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination after such accounts have been adjusted based on the valuation of the investment funds.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

7.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for plan benefits per
the financial statements	$30,329,130	$40,757,513
Amounts allocated to withdrawing
participants	(3,736)	-
Net assets available for Plan benefits per
the Form 5500	$30,325,394	$40,757,513

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2002
Benefits paid to participants per the financial statements
financial statements	$4,540,898

Add: Amounts allocated to withdrawing
participants at December 31, 2002	3,736
Less: Amounts allocated to withdrawing
participants at December 31, 2001	-

Benefits paid to participants per the
Form 5500	$4,544,634

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements
(Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.      Subsequent Events

The Filing Entities emerged from bankruptcy protection under a Bankruptcy Court approved plan of reorganization, which became effective on March 31, 2003. Among other things, the plan of reorganization provided for full payment of all allowed administrative and priority claims and the distribution of new equity in the reorganized US Airways Group to a new investor, a guarantor of a new debt arrangement, certain lenders, management and labor unions, and unsecured creditors in satisfaction of their allowed claims. Investors in equity of US Airways Group immediately prior to its emergence from bankruptcy protection, including Plan participants, were not entitled to any distribution under the plan of reorganization and their shares of common stock were cancelled.

Exhibit

Designation                                                                            Description

     23                                                               Consent of Independent Auditors

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                    Supplemental Retirement Plan
                                                                                                    of Piedmont Aviation, Inc.

Date: July 14, 2003                                                                     By: /s/ Anita P. Beier
                                                                                                    Anita P. Beier
                                                                                                    Vice President and Controller
                                                                                                    (Chief Accounting Officer)
                                                                                                    US Airways Group, Inc.